1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: August 11, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Aug. 11, 2026 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2026 second quarter Business Report and Financial Statements. Second quarter consolidated revenue was NT$1,270.38 billion and net income was NT$706.56 billion, with diluted earnings per share of NT$27.25.

2.Approved the distribution of a NT$7.0 per share cash dividend for the second quarter of 2026, and set December 16, 2026 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 10, 2026. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 12 through December 16, 2026) for registration transfer, and the dividend will be paid on January 7, 2027. Furthermore, pursuant to the amended regulations of the Taiwan Financial Supervisory Commission, TSMC will, starting with this dividend distribution, provide foreign shareholders who invest under the “Regulations Governing Investment in Securities by Overseas Compatriots and Foreign Nationals” with the option to receive cash dividends in U.S. dollars. The ex-dividend date and the record date for entitlement to participate in this cash dividend distribution for TSMC American Depositary Shares (ADSs) will be December 10, 2026.

3.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$29,442.50 million for purposes mainly including: 1) Installation and upgrade of advanced technology capacity; 2) Installation and upgrade of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems.

4.Approved the formation of a new joint venture with Sony Semiconductor Solutions Corporation for developing and manufacturing next-generation image sensors and the subscription for shares in the joint venture of not more than 282 billion Japanese yen.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#    #    #

TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the six months ended June 30, 2026 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the six months ended June 30, 2026)
Net sales	2,404,483,690
Gross profit	1,611,606,116
Income from operations	1,425,568,793
Income before tax	1,550,229,773
Net income	1,279,582,227
Net income attributable to shareholders of the parent	1,279,041,690
Basic EPS (NT$)	49.33

Balance Sheets Items (as of June 30, 2026)
Total assets	9,375,654,727
Total liabilities	2,901,183,746
Equity attributable to shareholders of the parent	6,432,518,334